(ii) Record of Distributions Paid

VANGUARD TOTAL STOCK MARKET INDEX FUND - INVESTOR SHARE

Total Distributions
		US$	Yen
2011	August	-	-
	September	0.139	10.866
	October	-	-
	November	-	-
	December	0.167	13.054
2012	Januuary	-	-
	February	-	-
	March	0.140	10.944
	April	-	-
	May	-	-
	June	0.158	12.351
	July	-	-